File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2005

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated September 26th, 2005

Press Release

Vitro announces successful closing of Credit Facilities for two subsidiaries: Vitro Plan and VENA

Vitro, S.A. de C.V. (“Vitro”) (NYSE: VTO; BMV: VITROA) San Pedro Garza García, Nuevo León, Mexico – September 26, 2005 –Vitro, S.A. de C.V. announced the successful closing of two Credit Facilities for US$150 million with an eighteen month maturity.

The first Credit Facility is a US$45 million secured working capital facility for Vitro Plan, S.A. de C.V. (Flat Glass) to purchase inventory and refinance debt.

The second Credit Facility is a US$105 million unsecured guaranteed facility for Vitro Envases Norteamérica, S.A. de C.V. (VENA) to refinance debt.

This transaction is in line with Vitro’s commitment, announced during this year’s second quarter results conference call. This is the first step of the Company’s plan, and provides the liquidity required to continue with the evaluation and further implementation of its Strategic Plan aimed at reducing the Holding Company’s debt.

Vitro, through its subsidiary companies, is one of the world’s leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers and glassware. Vitro serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro’s subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at:http://www.vitro.com.

For more information please contact:

Investor Relations Adrian Meouchi / Leticia Vargas Vitro S.A. de C.V. + (52) 81-8863-1350 / 1219 ameouchi@vitro.com lvargasv@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333/2336 sborinelli@breakstone-group.com mfehle@breakstone-group.com	Media Relations Albert Chico Vitro, S. A. de C.V. + (52) 81-8863-1335 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: September 26th, 2005